Swift Start, Corp.

248 Hewes Street

Brooklyn, New York 11211

February 3, 2014

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:          Swift Start Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 16, 2014

File No. 333-192151

Dear Mr. Spirgel:

We are in receipt of your comment letter dated January 31, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

              General

1.

We note your response to comment one in our letter dated January 24, 2014. However, we still believe that your offering constitutes an indirect primary offering by the company through the selling shareholders. We note that the number of shares being registered is 100% of the shares held by non-affiliates, and these persons recently received their shares for nominal consideration. We believe that the primary purpose of the Regulation S offering was to create a public market in the company’s securities. We note that the monies raised in the offering are not highlighted as a material source of funding for the company in Management’s Discussion and Analysis of Financial Condition and Results of Operation. As a result, the selling shareholders should be identified as underwriters selling on behalf of the Company in order to create a public market in the Company’s securities. Therefore, we reissue our comment requesting that the selling shareholders be named as underwriters.

RESPONSE:	We have revised our S-1 to make clear that our selling shareholders are named as underwriters.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Swift Start, Inc.

By:	/s/ Shaul Martin
Name: Shaul Martin
Title: Chief Executive Officer